Exhibit 99.1

ChowChow Cloud International Holdings Limited Announces

First Half 2025 Unaudited Financial Results

— First Half Revenue of HK$178.2 million (US$22.8 million), increase 81.3% year-over-year —

— First Half Net Income of HK$12.5 million (US$1.6 million), versus Net Income of HK$6.9 million last year —

Hong Kong, December 31, 2025 (GlobalNewswire) – ChowChow Cloud International Holdings Limited (NYSE AMERICAN: CHOW) (“ChowChow” or the “Company”), a company that specializes in providing one-stop cloud solutions, today announced its unaudited financial results for the six months ended June 30, 2025.

First Half 2025 Financial Results

Revenues

Revenues increased by HK$79.9 million, or 81.3%, to HK$178.2 million (US$22.8 million) for the six months ended June 30, 2025 compared to HK$98.3 million for the same period in 2024.

The increase in revenues was primarily driven by certain cloud CDN service and server farm projects secured from three new customers, which together contributed approximately HK$83.5 million (US$10.7 million), represented approximately 46.9% of total revenues for the period.

Cost of revenues and gross profit

Cost of revenues consists primarily of subcontracting fees, cost of hardware, software license and IT application licenses directly attributable to services provided. For the six months ended June 30, 2025, cost of revenues was HK$156.2 million (US$20.0 million), increased by HK$70.3 million or 81.9% from HK$85.9 million in the same period in 2024.

As a result of the foregoing, gross profit for the six months ended June 30, 2025 was HK$22.0 million (US$2.8 million), an increase of HK$9.6 million from HK$12.4 million for the same period in 2024. The gross profit margin for the six months ended June 30, 2025 was 12.3%, a figure consistent with the 12.6% recorded in the same period in 2024. This stability was attributed to the Company’s diligent cost control measures.

Selling and marketing expenses

Selling and marketing expenses increased by HK$1.4 million or 160.7% from HK$0.9 million for the six months ended June 30, 2024 to HK$2.4 million (US$0.3 million) for the six months ended June 30, 2025. The increase was mainly driven by the increase in marketing service fee paid to the third parties as the Company pursued its strategy of expanding its customer base and revenue, not only in Hong Kong, but also in other Asia Pacific areas, by putting more resource to the marketing activities.

General and administrative expenses

General and administrative expenses increased by HK$1.4 million or 41.4% from HK$3.5 million for the six months ended June 30, 2024 to HK$4.9 million (US$0.6 million) for the six months ended June 30, 2025. The increase of HK$1.4 million was largely due to higher employee compensation costs (HK$1.1 million) from increased headcount and average salary levels, along with rises in intangible asset amortization (HK$0.1 million) and expected credit loss provisions (HK$0.1 million).

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Income tax expenses

Income tax expenses increased by HK$1.1 million or 99.5% from HK$1.2 million for the six months ended June 30, 2024 to HK$2.3 million (US$0.3 million) for the six months ended June 30, 2025. The increase was due to the increase in gross profit and net income during six months ended June 30, 2025.

Net income

The Company recorded a net income of HK$12.5 million (US$1.6 million) for the six months ended June 30, 2025, representing an increase of HK$5.6 million or 80.0% from a net income of HK$6.9 million for the six months ended June 30, 2024.

Cash and Cash Equivalents

For the first half of 2025, the Company achieved a net income of HK$12.5 million (US$1.6 million). Net cash generated from operating activities was HK$2.0 million (US$0.3 million), as the strong net income was partially offset by an increase in accounts receivable and a decrease in deferred revenue. The Company financed its daily operations and business development mainly through cash generated from its operations. As of June 30, 2025, the Company had cash and cash equivalents of approximately HK$11.9 million (US$1.5 million) representing an increase of HK$1.4 million from a cash and cash equivalents of approximately HK$10.5 million as of December 31, 2024.

The Company’s management is actively managing its outstanding accounts receivable and carefully planning its operations. The Company may also seek equity financing from financial institutions and outside investors when necessary.

The Company’s management believes that its current cash position, ongoing cash generation from operations, and available financing options will provide sufficient liquidity to meet its future liquidity and capital requirements for at least the next twelve months.

About ChowChow

ChowChow is a holding company incorporated in the Cayman Islands, and all of its operations are carried out by its operating subsidiary in Hong Kong, Sereno Cloud Solution HK Limited. The Company specializes in providing one-stop cloud solutions that support companies across the IT industry value chain throughout their entire cloud transformation journey from consulting, deployment and migration to cloud environment building and management.

The Company’s business primarily comprises (i) digital transformation consulting services consisting primarily of cloud suitability assessment, real-time resource management and strategic planning and advisory, (ii) professional IT services comprising a wide range of capabilities designed to facilitate seamless cloud integration and digital transformation, (iii) AI-powered proactive cloud managed services covering all aspects of day-to-day cloud maintenance and support, and (iv) IT infrastructure solutions covering on-premise private cloud setups and public cloud integrations including infrastructure applications such as our Sereno Cloud App360 AI and Data Science Platform (the “AI & Data Science Platform”), which consists of several core components.

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Exchange Rate

The Company’s operations are principally conducted in Hong Kong, where the Hong Kong dollar (HK$) is the functional currency, and all the revenues are denominated in HK$. For the convenience of the readers of our consolidated financial statements, we have provided translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows from HK$ to U.S. dollars (US$) as of and for the six months ended June 30, 2025. These translations have been made at a fixed exchange rate of US$1.00 = HK$7.8, which is the pegged rate as determined by the linked exchange rate system in Hong Kong.

These translations are provided solely for informational purposes and should not be construed as representations that the HK$ amounts could be converted into US$ at that or any other rate. The exchange rate used may differ from actual exchange rates on the balance sheet date or subsequent dates, and readers should be aware of potential exchange rate fluctuations. We do not intend for these translated amounts to comply with the provisions of U.S. GAAP regarding functional currency translation, and they are not intended to be a substitute for the HK$ amounts reported in accordance with U.S. GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

ChowChow Cloud International Holdings Limited

Investor Relations

Email: ir@chowchowcloud.com

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CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
ASSETS
Current assets:
Cash and cash equivalents	10,522,032	11,872,982	1,522,177
Accounts receivable, net	17,666,579	24,794,775	3,178,817
Unbilled receivables (Contract assets)	2,609,173	606,265	77,726
Prepayment and other current assets, net	11,308,236	92,600	11,872
Deferred offering costs	2,820,149	2,820,149	361,558
Amount due from related parties - trade	28,575	51,564	6,611
Total current assets	44,954,744	40,238,335	5,158,761

Non-current assets:
Other non-current assets, net	122,412	122,412	15,693
Operating lease right-of-use assets, net	218,130	100,566	12,893
Property and equipment, net	42,597	31,822	4,080
Intangible asset, net	2,344,427	1,953,689	250,473
Total non-current assets	2,727,566	2,208,489	283,139
Total assets	47,682,310	42,446,824	5,441,900

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	4,546,960	1,652,211	211,821
Accrued expenses and other current liabilities	838,811	1,067,166	136,816
Amount due to related parties – non-trade	678,915	103,061	13,213
Tax payable	4,821,619	7,281,347	933,506
Deferred revenue (Contract liabilities)	17,401,218	745,142	95,531
Operating lease liabilities, current portion	218,130	100,566	12,893
Bank borrowings, current portion	284,404	492,591	63,153
Total current liabilities	28,790,057	11,442,084	1,466,933

Non-current liabilities:
Deferred tax liabilities	227,530	103,393	13,256
Bank borrowings, non-current portion	4,715,596	4,467,260	572,726
Total non-current liabilities	4,943,126	4,570,653	585,982
Total liabilities	33,733,183	16,012,737	2,052,915

Shareholders’ equity:
Ordinary share, par value US$0.0001, 500,000,000 shares authorized; 32,500,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025	25,350	25,350	3,250
Capital reserve	3,200,000	3,200,000	410,256
Merger reserve	(2,647,350)	(2,647,350)	(339,404)
Retained earnings	13,371,127	25,856,087	3,314,883
Total shareholders’ equity	13,949,127	26,434,087	3,388,985
Total liabilities and equity	47,682,310	42,446,824	5,441,900

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CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Revenues:
- Revenue from Products	92,569,989	167,911,734	21,527,145
- Revenue from Services	5,723,408	10,299,520	1,320,452
Total revenues	98,293,397	178,211,254	22,847,597

Cost of revenues:
- Cost of Products	(81,901,618)	(148,654,601)	(19,058,282)
- Cost of Services	(3,983,385)	(7,548,872)	(967,804)
Total cost of revenues	(85,885,003)	(156,203,473)	(20,026,086)
Gross profit	12,408,394	22,007,781	2,821,511

Operating expenses:
Selling and marketing expenses	(896,260)	(2,336,536)	(299,556)
General and administrative expenses	(3,491,856)	(4,937,969)	(633,074)
Total operating expenses	(4,388,116)	(7,274,505)	(932,630)

Operating income	8,020,278	14,733,276	1,888,881

Interest income, net	10,529	9,456	1,212
Interest expense, net	(14,857)	(74,374)	(9,535)
Other income, net	89,226	152,193	19,512
Income before taxes	8,105,176	14,820,551	1,900,070
Income tax expenses	(1,170,616)	(2,335,591)	(299,435)
Net income	6,934,560	12,484,960	1,600,635

Earnings per share attributable to ordinary shareholders of the Company’s shareholders
Basic and diluted	0.21	0.38	0.05

Weighted average shares* used in calculating basic and diluted net income per share:	32,500,000	32,500,000	32,500,000

* Retroactively presented for the effect of reorganization for the Company’s initial public offering.

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CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Additional paid in	Capital	Merger	Retained	Total shareholders’
	Shares*	Amount	capital	reserve	reserve	earnings	equity
		HK$	HK$	HK$	HK$	HK$	HK$
Balance as of January 1, 2024	32,500,000	-	780	3,200,000	(2,700,000)	1,500,873	2,001,653
Net income	-	-	-	-	-	6,934,560	6,934,560
Balance as of June 30, 2024	32,500,000	-	780	3,200,000	(2,700,000)	8,435,433	8,936,213

Balance as of January 1, 2025	32,500,000	25,350	-	3,200,000	(2,647,350)	13,371,127	13,949,127
Net income	-	-	-	-	-	12,484,960	12,484,960
Balance as of June 30, 2025	32,500,000	25,350	-	3,200,000	(2,647,350)	25,856,087	26,434,087
Balance as of June 30, 2025 in US$	32,500,000	3,250	-	410,256	(339,404)	3,314,883	3,388,985

* Retroactively presented for the effect of reorganization for the Company’s initial public offering.

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CHOWCHOW CLOUD INTERNATIONAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2024	2025	2025
	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	6,934,560	12,484,960	1,600,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	13,811	10,775	1,381
Amortization of intangible asset	260,614	390,738	50,095
Allowance for the current expected credit losses on accounts receivable	229,528	347,350	44,532
Allowance for the current expected credit losses on amount due from related parties	7,043	4,011	514
Interest expense, net	-	74,374	9,535
Deferred income tax	113,447	(124,137)	(15,915)
Changes in operating assets and liabilities:
Accounts receivable, net	648,423	(7,475,546)	(958,403)
Unbilled receivables (Contract assets)	704,858	2,002,908	256,783
Prepayment and other current assets, net	11,593,320	11,215,636	1,437,903
Amounts due from related parties	(27,000)	(27,000)	(3,462)
Accounts payable	(3,622,990)	(2,894,749)	(371,122)
Accrued expenses and other current liabilities	(405,071)	228,355	29,276
Deferred revenue (Contract liabilities)	(14,308,787)	(16,656,076)	(2,135,394)
Tax payable	1,057,169	2,459,728	315,350
Cash provided by operating activities	3,198,925	2,041,327	261,708

Interest paid	-	(74,374)	(9,535)
Net cash provided by operating activities	3,198,925	1,966,953	252,173

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible asset	(1,197,896)	-	-
Cash used in investing activities	(1,197,896)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from / (Repayment of) bank borrowings	5,000,000	(40,149)	(5,147)
Net movement in amounts due to shareholders	-	44,146	5,660
Dividend paid	(5,464,530)	(620,000)	(79,487)
Net cash used in financing activities	(464,530)	(616,003)	(78,974)

Net increase in cash and cash equivalents	1,536,499	1,350,950	173,199
Cash and cash equivalents, beginning of period	9,873,451	10,522,032	1,348,978
Cash and cash equivalents, end of period	11,409,950	11,872,982	1,522,177

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